FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August  2006

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F             ☒             Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             ☐             No             ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       ]

Press Release regarding the finalization of the acquisition of a 46% stake of the
Ordinary Shares and 100% of Founder Shares in Finansbank

Following the relevant Press Release of 18 August 2006 titled “NBG finalizes the acquisition of a 46% stake of the Ordinary Shares and 100% of Founder Shares in Finansbank”, the National Bank of Greece S.A. (NBG) (ATX:ETE), attaches the following two documents for  the information of the investor community:

(1)          The special situation disclosure sent on behalf of NBG to the Capital Markets Board of Turkey and the Istanbul Stock Exchange on 18 August 2006.

(2)          The special situation disclosure sent by Finansbank to the Istanbul Stock Exchange on 18 August 2006.

Enquiries / Contacts:

National Bank of Greece
Mr. Paul Mylonas
+30 210 334 1521
Chief Economist and Head of Strategy
Head of Investor Relations - NBG

Athens, 21 August 2006.

SPECIAL SITUATION DISCLOSURE FORM

Name of the Company/Shareholder	:	National Bank of Greece S.A.
Address	:	Aiolou 86, Athens, 10232, Greece
Telephone and Fax No	:
Date	:	18.08.2006
Subject	:	Disclosure made pursuant to the
Communiqué Series VIII, No.39 of the
Capital Markets Board

To the Directorate of Capital Markets Board / Istanbul Stock Exchange

Special Situation to be Disclosed: Any and all permits required for the share transfer of our bank titled National Bank of Greece pursuant to the Share Purchase Agreement executed between our bank and Fiba Holding A.S., Fina Holding A.S., Fiba Factoring Hizmetleri A.S. and Girisim Factoring A.S., all of which are shareholders of Finansbank A.S. (“Sellers”) on 03.04.2006; and the share transfer has been completed upon the payment in cash by our bank to the Sellers on 18.08.2006 in the total amount of USD 2,774,000,000, USD 2,323,000,000 of which is for the shares of Finansbank A.S., which are subject to the sale and which have a nominal value of YTL 575,000,000, and USD 451,000,000 of which is for the 100 founder shares of Finansbank A.S.

Pursuant to the provisions of the CMB Communiqués, National Bank of Greece will make an application to the Capital Markets Board for the public call in relation to the publicly held shares of Finansbank A.S. and Finans Finansal Kiralama A.S., a subsidiary thereof.

Pursuant to the provisions of the CMB Communiqués, National Bank of Greece will make an application to the Capital Markets Board for an exemption from the public call requirement in relation to Finans Yatirim Ortakligi, another subsidiary of Finansbank A.S.

We hereby declare and submit the above information to your attention within the scope of Articles 11 and 14 of the Communiqué Series VIII, No.39.

We declare that the disclosure above is in compliance with the principles of the Communiqué Series VIII, No.39 of the Capital Markets Board; that it reflects fully and completely the information given to us on this issue/issues; that the information is in accordance with our books, records and documents; that we have shown all necessary efforts to obtain the information related to this subject in a full, true and correct manner; and that we are responsible for this disclosure.

Selin Bayar
Attorney at Law
On behalf of
National Bank of Greece S.A.
Date and Time: 18.08.2006 — 17:00

SPECIAL SITUATION DISCLOSURE TO THE ISTANBUL STOCK EXCHANGE: NBG BECOMES
THE NEW MAJORITY SHAREHOLDER OF FINANSBANK

Istanbul, Turkey, August 18, 2006 — Finansbank’s (FINBN.IS) majority shareholder Fiba Group has finalized the sale of 46% of the Bank’s ordinary shares [nominal value of ordinary shares is TRY575,000,000] and 100% of its founders’ shares to National Bank of Greece (“NBG”) within the context of the share purchase agreement signed on April 3, 2006 (details of the agreement can be found in our announcement dated April 4, 2006).

NBG paid in cash US$2,323mn for 46% of the ordinary shares in Finansbank (valuing 100% of the ordinary shares at US$5,050mn) and US$451mn for 100% of the founders’ shares.

Within three months following today’s share transfer, Finansbank’s financial statement as at today’s date will be prepared based on IFRS standards.  If the US dollar equivalent of the Bank’s book value (excluding participation sale profit) plus US$100mn is lower than the US dollar equivalent of its December 31, 2005 IFRS book value, Fiba Group’s consideration will be reduced by 50.04% of the difference.  The consideration will not be changed if there is no such difference in book value.

As part of the agreement, Finansbank has also completed the sale of its international participations, Finans International Holding N.V. (100% directly owned by Finansbank) and Finansbank Romania S.A. (28.05% directly owned by Finansbank) to Fiba Holding A.S. for US$600mn and bought back 99.99% of the shares of Finansbank Malta Ltd for US$48mn, from Finans International Holding N.V.  From this sale Finansbank recorded TRY546.2mn in participation sale profit.  Please refer to our announcement dated April 4, 2006 for the list of companies under Finans International Holding and the independent financial institution valuation of these participations. Updated valuations of these participations have also been obtained from independent institutions.

NBG will submit an application to the Capital Markets Board of Turkey for approval of a mandatory tender offer for the remaining 44.3% of the ordinary share capital of Finansbank (eg, excluding the 9.68% of Finansbank retained by the Fiba Group), in accordance with the relevant regulatory requirements. If NBG acquires less than a 4% plus one ordinary share additional stake in Finansbank during the Mandatory Offer, Fiba Holding and its affiliates will sell to NBG sufficient ordinary shares, such that NBG will achieve a 50% plus one ordinary share ownership position in Finansbank.  Fiba Group’s remaining 9.68% share is subject to performance based put and call arrangements with NBG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 21st August, 2006
Efstratios-Georgios (Takis)Arapoglou
Chairman — Chief Executive Officer